21001722

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 08 2021

Washington, DC

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SEC FILE NUMBER
8-43895

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greentree Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Washington Avenue; Suite 200 (rear); (P.O. Box 88)
(No. and Street)

Bridgeville	PA	15017-0088
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin P. Biber — 412-221-9250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S. R. Snodgrass, P.C.
(Name – *if individual, state last, first, middle name*)

2009 Mackenzie Way; Suite 340;	Cranberry Township	PA	16066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin P. Biber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greentree Investment Services, Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Commonwealth of Pennsylvania - Notary Seal
Andrea L. Salansky, Notary Public
Washington County
My commission expires July 22, 2023
Commission number 1292232
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Greentree Investment Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Greentree Investment Services, Inc. (the "Company") as of December 31, 2020; the related statements of profit and loss, changes in stockholders' equity, and cash flows for the year then ended; and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent, with respect to the Company, in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements under 15c3-3 of the Securities and Exchange Commission (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

S.R. Snodgrass, P.C.

Cranberry Township, Pennsylvania
February 26, 2021

Greentree Investment Service, Inc.
Balance Sheet
As of December 31, 2020

ASSETS	
Current Assets	
Checking/Savings	
First Commonwealth	$ 140
Total Checking/Savings	140
Accounts Receivable	
Listed Securities Receivable	565
Mutual Fund Comm Receivable	5
Total Accounts Receivable	570
Other Current Assets	
Saxony Securities Deposit	1,000
Total Other Current Assets	1,000
Total Current Assets	1,710
Equity Securities	
Fidelity Equity Growth Fund	46,700
Total Equity Securities	46,700
TOTAL ASSETS	**$ 48,410**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Other Expense Payable	$ 2,829
Taxes Payable	193
Telephone Expense Payable	132
Total Accounts Payable	3,154
Total Current Liabilities	3,154
Total Liabilities	3,154
Equity	
Additional Paid In Capital	114,543
Capital Stock	1,157
Retained Earnings	-70,444
Total Equity	45,256
TOTAL LIABILITIES & EQUITY	**$ 48,410**

See accompanying notes to financial statements.

Greentree Investment Service, Inc.
Profit & Loss
January through December 2020

Ordinary Income/Expense	
Income	
Insurance Income	
Life Insurance Premium Income	$ 415
Total Insurance Income	415
Investment Company Income	
Mutual Fund Income	465
Mutual Fund Trails	11,854
Variable Annuity Trails	4,183
Total Investment Company Income	16,502
Listed Securities Income	2,509
Long Term Capital Gain Distribution	4,930
Short Term Capital Gain Distribution	138
Unrealized Gain/Loss Investment	10,175
Total Income	34,669
Expense	
Insurance	
Liability Insurance	826
Work Comp	686
Total Insurance	1,512
Office Expense	
Rent	4,200
Utilities	989
Total Office Expense	5,189
Other Expense	
Rivers Club	3,569
Saxony Charges	890
Total Other Expense	4,459
Postage and Delivery	
P.O. Box Rental Fee	168
Total Postage and Delivery	168
Professional Fees	
Accounting	7,500
Total Professional Fees	7,500
Regulatory Fees & Expenes	
Fidelity Bond	576
FINRA Fees	6,827
Total Regulatory Fees & Expenes	7,403
Telephone	
DSL	275
Internet	383
Local Telephone	880
Total Telephone	1,538
Travel & Entertainment	
Entertainment	414
Total Travel & Entertainment	414
Total Expense	28,183
Net Ordinary Income	6,486
Net Income	$ 6,486

GREENTREE INVESTMENT SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock		Additional Paid-In Capital	Retained Earnings	Net Stockholder's Equity
	Shares	Amount	Amount	Amount	Amount
December 31, 2019	1,157	$ 1,157	$ 114,543	($76,930)	$ 38,770
Net income	-	-	-	6,486	6,486
December 31, 2020	1,157	$ 1,157	$ 114,543	($70,444)	$ 45,256

See accompanying notes to the financial statements.

Greentree Investment Service, Inc.
Statement of Cash Flows
January through December 2020

OPERATING ACTIVITIES	
Net Income	6,486
Adjustments to reconcile Net Income to net cash provided by operations:	
Fidelity Equity Growth Fund	-15,243
Changes in Operating Assets & Liabilities	
Listed Securities Receivable	827
Mutual Fund Comm Receivable	5
OTC Commissions Receivable	753
Other Accounts Receivable	
Prepaid Expenses	
Other Expense Payable	2,524
Taxes Payable	-967
Telephone Expense Payable	132
Net cash used for Operating Activities	-5,483
INVESTING ACTIVITIES	
Fidelity Equity Growth Redemption	4,000
Net cash decrease for period	-1,483
Cash at beginning of period	1,623
Cash at end of period	**140**

See accompanying notes to financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities:
Greentree Investment Services Incorporated (the "Company") is a broker dealer in equity securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The company operates under the FINRA SEA Rules 15c3-1 and the exemption criteria under 15c3-3(k)(2)(ii). The Company does not hold funds or safe keep securities. Securities are maintained and transactions are cleared by an independent clearing house in relation to customer accounts.

The Company was incorporated on May 21, 1991 in the state of Pennsylvania and has adopted a calendar year end. The Company conducts its operations in Bridgeville, Pennsylvania.

Basis of Accounting:
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America using the accrual basis of accounting.

Cash and Cash Equivalents:
The Company considers checking/savings to include money market funds or highly liquid investments with original maturities of three months or less, other than those used for trading purposes.

Accounts Receivable:
Accounts receivable consist primarily of revenue due to the company for commissions earned. Accounts receivable are reported at their outstanding principal balance, adjusted for any allowance for doubtful accounts. Receivables from custodians and clearinghouses also contribute to the overall receivables balance. The Company considers accounts receivable to be fully collectable. Accordingly, there was no allowance for doubtful accounts.

Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:
The Company recognizes revenue from fees charged to clients for investment services. Additionally, the Company earns investment income on investments.

In accordance with ASC Topic 606, the main types of revenue recognized by the Company are as follows:

Commissions – The Company enters trades on behalf of its customers. Each time a customer enters into a buy or sell transaction on the trade date (the Company, through its clearing firm, executes the trade). The Company believes this performance is satisfied on the trade date, however revenue or receivable of revenue is not recorded on Company's records until settlement date.

The Company enters into arrangements with Investment Companies or Mutual Fund Companies/Variable Annuity Companies to distribute shares to clients. The Company may receive service fees paid by the Fund Company up front and over time. The Company believes its performance obligation is satisfied

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

upon the sale of securities to customers. Revenue is recognized upon the initial purchase/investment. Service fees are dependent upon average daily assets of client holdings. Revenues for service fees are recognized upon receipt. Service fees vary dependent upon different factors, some companies pay monthly, quarterly, or annually.

Fair Value of Financial Instruments
The financial instruments that are subject to fair value are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and includes checking/savings. Fair value is based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

NOTE B - FAIR VALUE MEASUREMENTS

In determining the fair value of securities in accordance with GAAP, the Company, uses various valuation approaches, including market and/or income approaches. Fair value is a market-based measurement considered from the perspective of a market participant. As such, fair value measurements reflect assumptions that the Company believe market participants would use in pricing the asset or liability at the measurement date. GAAP provides for the following three levels to be used to classify fair value measurements:

Level 1 - Securities included in Level 1 are highly liquid securities valued using unadjusted quoted prices in active markets for identical assets or liabilities. These include equity and corporate debt securities traded in active markets and certain U.S. Treasury securities and other governmental obligations.

Level 2 - Securities reported in Level 2 include those that have pricing inputs that are other than quoted prices in active markets, but which are either directly or indirectly observable as of the reporting date (i.e., prices for similar securities). Securities that are generally included in this category are equity securities and corporate debt obligations that are not actively traded, certain government and municipal obligations, asset-backed securities ("ABS"), collateralized mortgage obligations ("CMOs"), and most mortgage-backed securities ("MBS").

Level 3 - Securities reported in Level 3 have little, if any, market activity and are measured using one or more inputs that are significant to the fair value measurement and unobservable. These valuations require significant judgment or estimation. Securities in this category generally include equity securities with unobservable inputs such as those investments made in our principal capital activities and certain non-agency ABS.

NOTE B - FAIR VALUE MEASUREMENTS (CONTINUED)

GAAP requires that the Company maximize the use of observable inputs and minimize the use of unobservable inputs when performing fair value measurements. The availability of observable inputs can vary from security to security and, in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a security's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Assessment of the significance of a particular input to the fair value measurement of a security requires judgment and consideration of factors specific to the security.

Fair values of assets measured on a recurring basis at December 31, 2020 is as follows:

Fair value at reporting date using

	Fair value	Level 1 Measurements
December 31, 2020		
Equity Securities: Mutual Funds	$46,700	$46,700
Total	$46,700	$46,700

Fair value for the Company's equity securities are determined by reference to quoted market prices and other relevant information generated by market transactions. The income reported from those investments was an unrealized gain of $10,175, and the reinvestment of capital gains totaling $5,068.

A summary of the gains on the Company's mutual fund equity security holdings are as follows for the year ended December 31, 2020:

Total Gains	$15,243
Less: gains on securities sold	-
Gains on Securities held	$15,243

The fair value of the Company's mutual fund holdings have been measured on a recurring basis using Level 1 inputs, which are based on unadjusted quoted market prices within active markets. There have been no changes in valuation techniques and related inputs.

NOTE C – NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of FINRA, the Company is subject to the rules of FINRA, whose capital requirements are substantially the same as Rule 15c3-1. Rule 15c3-1 requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined.

NOTE C – NET CAPITAL REQUIREMENT (CONTINUED)

In accordance with Rule 15c3-1(a)(2)(vi) minimum requirement for "Other brokers or dealers", a broker-dealer that does not receive, directly or indirectly, or hold fund or securities for, or own funds or securities to, customers and does not carry accounts of, or for, customers and does not engage in any of the activities described in paragraphs 15c3-1(a)(2)(i) through 15c3-1(a)(2) (v) of the SEA Ruling shall maintain net capital of not less than $5,000.

The following table presents the net capital position:

Net Capital	$36,686
Less required Net Capital	5,000
Excess Net Capital	$31,686
Ratio of indebtedness to net capital	8.60%

NOTE D – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2020, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE E – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealer SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The company is exempt from filing the supplemental reports under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE F – RELATED PARTY TRANSACTIONS

During the year there were some expenses paid by the Company that were reimbursed to the Company by another entity that is operated by the owners of Greentree Investment Services, Inc. and is therefore a related party. The reimbursements made were for expenses paid for the salary of an employee who allocates the majority of their time to the related entity and also for the rent expense associated with the shared office space. There is no formal expense sharing agreement, however, there have been no changes to the methods of the reimbursement during the year. The total rent expense for the year was $14,400 and the Company received reimbursement of $10,200 resulting in a net rent expense of $4,200, which is recorded as "Rent" on the Statement of Profit and Loss. Additionally, the building rented is owned by the owner of Greentree Investment Services, Inc. Additionally, the total salary and payroll tax expense paid during 2020 was $5,189 and the Company received reimbursements from the related entity totaling $5,189, resulting in a net expense of $0.

NOTE G – RISKS AND UNCERTAINTIES

The impact of the COVID-19 pandemic is fluid and continues to evolve, adversely affecting many of the Company's customers. The pandemic and its associated impacts on trade, travel, employee productivity, unemployment, and consumer spending has resulted in less economic activity and volatility and disruption in the financial markets. The ultimate extent of the impact of the COVID-19 pandemic on the Company's business, financial condition, and results of operations is currently uncertain and will depend on various developments and other factors, including, among others, the duration and scope of the pandemic, as well as governmental, regulatory, and private sector responses to the pandemic, and the associated impacts on the economy, financial markets and our customers, employees, and vendors. While the full effects of the pandemic remain unknown, the Company is committed to supporting its customers, employees, and communities during this difficult time.

NOTE H – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 26, 2021 and determined there are no subsequent events necessary for disclosure as of the date of the independent auditors' report.

GREENTREE INVESTMENT SERVICES, INC.
SCHEDULE I – NET CAPITAL RECONCILIATION
FOR THE YEAR ENDED DECEMBER 31, 2020

Net Capital Reconciliation		As Per FOCUS Totals as of 12/31/2020	As Per Audit Totals as of 12/31/2020
Computation of Net Capital & Reconciliation			
Stockholder's Equity	$	45,256	45,256
Non-Allowable Assets			
Security Deposit & Commission Receivable over 30 days		1,565	1,565
Total Non-Allowable Assets		1,565	1,565
Haircut on Securities Positions			
Security Haircuts		7,005	7,005
Total Haircut on Security Position		7,005	7,005
Net Allowable Capital		36,686	36,686
Net Capital Per Audit		36,686	36,686
Reconciled Difference	$	-	-
Computation of Net Capital Requirement			
Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	210	210
Minimum Dollar Net Capital Requirement of Reporting Broker-Dealer	$	5,000	5,000
Net Capital Requirement	$	5,000	5,000
Excess Net Capital	$	31,686	31,686
Computation of Aggregate Indebtedness			
Total Aggregate Indebtedness	$	3,154	3,154
Percentage of Aggregate Indebtedness to Net Capital		8.60%	8.60%

SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Greentree Investment Services, Inc.
600 Washington Avenue
Suite 200
Bridgeville, Pennsylvania 15017

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Greentree Investment Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k), under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: Paragraph (k)(2)(ii) (the exemption provisions) and (b) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements, referred to above, for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3.

Sincerely,

S.R. Snodgrass, P.C.

Cranberry Township, Pennsylvania
February 26, 2021

Exemption Report

Pursuant to SEA Rule 17a. – 5(4) (b) AND Rule 15c3-3

For the Year Ended December 31, 2020

This is to certify that to the best of my knowledge and belief:

Greentree Investment Services, Inc. is exempt from Rule 15c3-3 reporting pursuant to provision 15c3-3(k)(2)(ii) of SEC Rule 15c3-3 (the "exemption provisions").

Greentree Investment Services, Inc. met the identified provision throughout the year as the company limits their activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual Funds) and/or insurance products. The company does not handle customer funds or securities. If the company receives checks they are payable to the company's clearing firm "Pershing" or to the appropriate investment company; these are promptly forwarded to the appropriate entities. The company doest not hold funds or securities for, or owe money or securities to, customers.

The company does not hold funds or securities; Greentree Investment Services, Inc. has met the identified provision throughout the year without exception.

Thank you,

Kevin Biber, President

GREENTREE INVESTMENT SERVICES, INC.
SCHEDULE II – Information Relating to Possession or Control Requirements under
15c3-3 of the Securities and Exchange Commission
FOR THE YEAR ENDED DECEMBER 31, 2020

Exemptive Provisions Rule 15c-3-3

The company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing firm is Pershing, LLC through a piggy-back clearing arrangement with Saxony Securities, Inc.